Exhibit 99.1

SILVERCREST MINES INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders (“shareholders”) of common shares (“Common Shares”) of SilverCrest Mines Inc. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia on Wednesday, June 10, 2015, at 11:00 a.m. (Vancouver time) and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

All dollar ($) amounts stated in this Information Circular refer to Canadian dollars, unless United States dollars (U.S.$) are indicated.

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Trust Company of Canada (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 11:00 a.m. (Vancouver time) on June 8, 2015, or, if the Meeting is adjourned, by 11:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to take advantage of the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Information Circular to its shareholders for the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Information Circular, shareholders receive a notice (“Notice and Access Notification”) with information on the Meeting date, location and purpose, as well as information on how they may access the Information Circular electronically or request a paper copy. The Company will arrange to mail paper copies of the Information Circular to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Company’s proxy-related materials.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of NI 54-101 of the Canadian Securities Administrators, the Company has distributed the Notice and Access Notification in connection with this Meeting to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy-related materials and related documents (including the Notice and Access Notification). Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO’s Intermediary assumes the costs of delivery.

Intermediaries which receive the proxy-related materials (including Notice and Access Notification) are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare as described under “Solicitation of Proxies”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

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Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Revocability of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is:

(a)	executed by the shareholder giving same or by the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and

(b)	delivered either to the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any instructions, the management-designated proxyholder named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares carry voting rights at the Meeting, with each Common Share carrying the right to one vote. The board of directors of the Company (“Board of Directors” or “Board”) has fixed April 27, 2015, as the record date (“Record Date”) for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. As of the Record Date, 118,753,205 Common Shares were issued and outstanding as fully paid and non-assessable.

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To the knowledge of the directors and executive officers of the Company, as at the Record Date, no person beneficially owned, or controlled or directed, directly or indirectly, shares carrying 10% or more of the voting rights attached to the Company’s issued and outstanding Common Shares.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company’s Articles, the quorum for the transaction of business at the Meeting consists of two shareholders entitled to vote at the Meeting, whether present in person or represented by proxy. Under the Business Corporations Act (British Columbia) and the Company’s Articles, a simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy form intend to vote for the appointment of Davidson & Company LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company.

ELECTION OF DIRECTORS

The Company currently has seven directors. In order for the Company to have a majority of independent directors, N. Eric Fier and Barney Magnusson, current directors and executive officers of the Company, will not be seeking re-election at the Meeting. Therefore, at the Meeting, the shareholders will be asked to fix the number of directors at five and to elect five directors. The persons named below are the five nominees of management for election as directors, all of whom are current directors of the Company. Each nominee elected will hold office as a director until the next annual general meeting or until the director’s successor is elected or appointed, unless the director’s office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia). It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s proxy form that the shareholder’s shares are to be withheld from voting in the election of directors.

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The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by him; his present principal occupation, business or employment; the period during which he has served as a director; and the number of Common Shares that he has advised are beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date.

Name, place of residence and positions with the Company	Principal occupation, business or employment	Period served as a director	Common Shares beneficially owned or controlled
Dunham L. Craig British Columbia, Canada Director and Interim President	Interim President of the Company; and President and Chief Executive Officer of Geologix Exploration Inc., a mineral exploration company	Since June 11, 2014	Nil
J. Scott Drever British Columbia, Canada Director and Chief Executive Officer	Chief Executive Officer and President of the Company; Chief Executive Officer of Goldsource Mines Inc. (“Goldsource”), a mineral exploration company; and President of Nemesis Enterprises Ltd., a management consulting company	Since November 5, 2002	1,516,226
Ross O. Glanville(1)(2)(3) British Columbia, Canada Director	Professional Mining Engineer; President of Ross Glanville & Associates Ltd., a mining consulting firm; Chairman of Clifton Star Resources, a mineral exploration company; and Director of several publicly listed mining and mineral exploration companies	Since June 15, 2011	20,000
George W. Sanders(1)(2)(3) British Columbia, Canada Director	President of Goldcliff Resource Corporation, a mineral exploration company	Since June 28, 2006	125,500
Graham C. Thody(1)(2)(3) British Columbia, Canada Director and Chairman	Chairman of the Company; Chairman of Goldsource; and Director of several publicly listed mineral exploration companies	Since May 23, 2003	110,000

(1)	Member of Audit Committee.
(2)	Member of Corporate Governance and Nominating Committee.
(3)	Member of Compensation Committee.

Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on April 24, 2013, subject to shareholder approval which was obtained on June 11, 2013, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy by May 11, 2015. The Company will publish details of any such additional director nominations through a public announcement in accordance with the Advance Notice Policy.

Majority Voting Policy

The Board of Directors has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee and the Board. The Corporate Governance and Nominating Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the Corporate Governance and Nominating Committee believes to be the underlying cause of the withheld votes, resolving that the director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination. Further to Toronto Stock Exchange (“TSX”) rules, the Board shall accept such director’s resignation absent exceptional circumstances.

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The Corporate Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant. Any director who tenders his resignation pursuant to the Majority Voting Policy may not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board with respect to his resignation. The Board will act on the recommendation of the Corporate Governance and Nominating Committee within 90 days after the shareholder meeting at which the election of directors occurred. Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation).

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board. If a director’s resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until his successor is duly elected, or his earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)	was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Ross O. Glanville, a director of the Company, was also a director of Clifton Star Resources Inc. (“Clifton”) when the British Columbia Securities Commission (“BCSC”) issued a cease trade order on July 22, 2011, in connection with Clifton’s failure to file technical reports and material change reports in the required forms in respect of disclosure of Clifton’s mineral resource estimates on its material properties. After changes in Clifton’s management and three of the members of the Board of Directors (as well as the appointment of Mr. Glanville as Chairman of Clifton), and the filing of the relevant documents, the BCSC revoked the cease trade order on March 5, 2012.

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In December 2010, J. Scott Drever, George Sanders and Graham C. Thody were directors of the Company (and Mr. Drever was also President and Chairman of the Company) when the Company received notification of administrative proceedings from the United States Securities and Exchange Commission (“SEC”). This notification was issued as a result of a registration statement filed in 1999 by Strathclair Ventures Ltd. (“Strathclair”), a predecessor company to the Company which was under different management until the Company assumed control in 2003. The order alleged that Strathclair (now the Company) had not filed periodic reports with the SEC sufficient to maintain its registration in the United States. Following discussions with the SEC and in order to remedy the situation, the Company entered into a consent order with the SEC dated January 10, 2011, through which the Company agreed to the revocation of the registration of its common shares under the United States Securities Exchange Act of 1934. As a result, broker-dealers in the United States were unable to effect transactions in the common shares of the Company. On May 31, 2011, the Company filed a registration statement on Form 40-F for the purpose of registering its common shares under the United States Securities Exchange Act of 1934. Upon the registration statement taking effect on August 1, 2011, broker dealers in the United States were able to effect transactions in common shares of the Company in the United States.

Other than as disclosed herein , no proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE DISCLOSURE

The Canadian Securities Administrators have adopted National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Company is set out in Appendix A to this Information Circular.

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Compensation of Executive Officers and Directors

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	the person who acted as the Company’s chief executive officer (“CEO”) for any part of the Company’s most recently completed financial year;

(b)	the person who acted as the Company’s chief financial officer (“CFO”) for any part of the Company’s most recently completed financial year;

(c)	each of the three most highly compensated executive officers of the Company (including any of its subsidiaries), or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Company’s most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

In respect of the Company’s financial year ended December 31, 2014, the Company had five Named Executive Officers, namely J. Scott Drever (CEO), Barney Magnusson (CFO), N. Eric Fier (Chief Operating Officer), Brent McFarlane (Vice-President, Operations), and Marcio Fonseca (Vice-President, Corporate Development).

Compensation Discussion and Analysis

Executive and Employee Compensation Objectives and Philosophy

The Board of Directors recognizes that the Company’s success depends greatly on its ability to attract, retain and motivate superior performing employees, which can only occur if the Company has an appropriately structured and implemented compensation program.

The principal objectives of the Company’s executive compensation program are as follows:

(a)	to attract and retain qualified executive officers, which includes having compensation that is competitive within the marketplace;

(b)	to align executives’ interests with those of the shareholders; and

(c)	to reward demonstration of both leadership and performance.

The Company does not have a formal compensation program with set benchmarks. Individual compensation is not directly tied to performance goals which are based on any specific objective and identifiable measure, such as the Company’s share price or earnings per share. However, the Company does have a compensation program which seeks to reward an executive officer’s current and future expected performance Individual performance is reviewed for all executive officers based largely on a quantitative and qualitative evaluation of the Company’s achievement of corporate milestones and objectives.

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There is no restriction on Named Executive Officers or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director. For the financial year ended December 31, 2014, no Named Executive Officer or director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Compensation Review Process

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board.

The Compensation Committee also reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations with respect to basic salary, bonus and participation in equity compensation arrangements for each executive officer.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Elements of Executive Compensation Program

The Company’s compensation program consists of the following elements:

(a)	base salary or consulting fees;
(b)	performance bonus payments; and
(c)	equity participation through the Company’s Stock Option Plan.

Base Salary or Consulting Fees

The Named Executive Officers of the Company are primarily compensated indirectly through consulting fees payable by the Company to their respective management companies. For the principal terms of these various management agreements, see under “Summary Compensation Table” and “Termination and Change of Control Benefits”.

In determining the annual base consulting fees, the Board of Directors, with the recommendation of the Compensation Committee, considered the following factors:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by other companies in the mining industry (such as Excellon Resources Inc., Avino Silver & Gold Mines ltd., Luna Gold Corp., St. Andrew Goldfields, Great Panther Silver Ltd., Richmont Mines Inc., Timmins Gold Corporation, Copper Mountain Mining Corp., Sierra Metals Inc., Kirkland Lake Gold Inc., Taseko Mines, Endeavour Silver Corp. and Mandalay Resource Corporation) which were companies similar in size as the Company, at the same stage of development as the Company, and considered comparable to the Company;

(d)	the experience level of the Named Executive Officer;

(e)	compensation data provided in the 2014 Mining Industry Report Board and Executive Compensation published by the Bedford Consulting Group & Bedford Resources; and

(d)	the amount of time and commitment which the Named Executive Officer devoted to the Company and is expected to devote to the Company in the future.

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The Compensation Committee annually reviews the base consulting fees payable to the Named Executive Officers based on the aforementioned criteria to ensure that compensation levels are competitive and fair.

Performance Bonus Payments

The performance bonuses are payable in cash or through equity-based compensation, and the amount payable is based on the Compensation Committee’s assessment of the Company’s performance for the year. Factors considered in determining bonus amounts include individual performance, financial criteria (such as successful financings, project management performance) and operational criteria (such as significant mineral property acquisitions, resource growth, revenue and profit growth, operating costs per tonne, and the attainment of other corporate milestones).

In determining the award of performance bonuses, including the amounts thereof, the Board of Directors uses its discretion and takes into consideration the Company’s annual achievements, applying weightings to determine overall percentage bonus.

In respect of the 2014 financial year, the Board of Directors, with the recommendation of the Compensation Committee, awarded performance bonuses to the management companies of the Named Executive Officers. In awarding the performance bonuses, the Board considered the following significant achievements of the Company in 2014:

•	Construction:

o	Successfully commissioned the new 3,000 tonnes per day mill and processing facilities on August 1, 2014.
o	Successfully commissioned underground mine on October 1, 2014.

•	Operations:
o	Produced a record 2.81 million silver equivalent ounces, a 6% increase compared to 2013.
o	Achieved 93% of the Company’s minimum 2014 metal production guidance in spite of the early closure of the open pit and short-term delays related to the first underground stope.
o	Achieved an operating cash cost per silver equivalent ounce sold of $9.64 per ounce.

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•	Exploration:
o	Signed option agreements with Evrim Resources Corp., whereby the Company can acquire a 100% interest in the Ermitano and Cumobabi Properties, significantly expanding the prospective hectares controlled by the Company in the neighbourhood of Santa Elena Operations.
o	Completed a surface exploration program covering an area of 2,000 hectares in the Ermitano I and II concessions, identifying targets.
o	Completed 8,800 metres of drilling in the following areas: Santa Elena Oeste, Santa Elena Este and Ermitano (Durazno).

•	Financial:
o	Received U.S.$10 million contribution from Sandstorm Gold Ltd. for its share of Santa Elena’s expansion capital costs.
o	Completed private placement for 7,700,000 common shares of the Company at a price of $2.60 per Common Share for gross proceeds of $20,020,000.
o	Reported total revenues from the Santa Elena Mine during 2014 of U.S.$45,132,599, mine operating earnings (after deducting depreciation, depletion and amortization costs) for the year of U.S.$13,368,140, and cash flows provided by operating activities of U.S.$10,820,994.

•	Share Price Performance:

o	The Company was listed on the Toronto Stock Exchange on February 24, 2014.
o	The market capitalization as of December 8, 2014, was $182 million.

Equity Participation

The Company provides for equity participation in the Company through its Stock Option Plan. See “Option-based Awards”. The granting of stock options is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the interests of shareholders.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company for the Company’s five most recently completed financial years commencing from January 1, 2010, to December 31, 2014, with the cumulative total return of the S&P/TSX Composite Index. Share prices for the graph are based on trading of the Common Shares on the TSX Venture Exchange until February 24, 2014 and on the TSX since the Company listed on the TSX.

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Prior to 2011, the Company was an advanced mineral exploration company, with mineral properties under development. In 2011, the Company evolved into a commercial producer of precious metals, namely silver and gold. The Company’s stock performance is largely dependent upon the success of exploration activities, continued commercial production and additional development, the market price of specific commodities and the financial health of the mining sector in general. As such, compensation for the NEOs during the periods shown in the graph below has been determined in accordance with industry comparables and without specific reference to the trend of the Company’s stock performance shown in the graph.

	Jan. 01/10	Dec. 31/10	Dec. 31/11	Dec. 31/12	Dec. 31/13	Dec. 31/14
SilverCrest Mines Inc.	$100.00	$243.21	$237.04	$311.11	$223.46	$175.31
S&P-TSX Composite Index	$100.00	$117.61	$107.36	$115.08	$130.03	$143.75

Option-based Awards

Options may be granted to purchase Common Shares on terms that the Board of Directors may determine, with recommendations from the Compensation Committee and subject to the limitations of the Company’s Stock Option Plan and the requirements of applicable regulatory authorities. The Compensation Committee is mandated to review and make recommendations to the Board regarding the remuneration of executive officers, the granting of stock options to directors, executive officers, employees and consultants of the Company and the remuneration and compensation policies, including the Stock Option Plan.

Individual grants are determined by an assessment of the individual’s current and expected future performance, level of responsibilities, the importance of his or her position and contribution to the Company, and previous option grants and exercise prices.

The Company has a “rolling 10%” Stock Option Plan (the “Option Plan”) which was adopted by the Board of Directors on May 1, 2013, and approved by the shareholders of the Company on June 11, 2013.

The Option Plan includes the following provisions:

•	The Option Plan is administered by a “Committee” which means the Board of Directors of the Company or such committee of the Board of Directors that the Board of Directors has designated to administer the Option Plan.

•	The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Option Plan is 10% of the issued and outstanding Common Shares from time to time.

•	The exercise price for options granted under the Option Plan will not be less than the “Market Price” of the Common Shares (which, under the Option Plan, is the last closing price of the Common Shares on the TSX before the date of the option grant) or such other minimum exercise price as may be required or permitted by the TSX.

•	Options may be exercisable for a term of up to ten years, subject to earlier termination in the event of death or the optionee’s cessation of services to the Company.

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•	The vesting for each option shall be determined by the Committee at the time that the option is granted, and shall be specified in the option agreement or certificate in respect of the option.

•	Options granted to any optionee who is a director, officer, employee or consultant shall expire the earlier of: (a) that date which is 90 days (30 days for optionees engaged in investor relations activities) after the optionee ceases to be in at least one of such categories unless an earlier date is provided for in the optionee’s option agreement or certificate; and (b) the expiry of the option period. The Company may extend the period specified in the aforementioned clause (a) in respect of any option for a specified period up to the expiry of the option period, subject to any applicable regulatory approvals.

•	Options are non-transferable and non-assignable, except by will and by the laws of descent and distribution. During the lifetime of an optionee, the option may be exercised only by the optionee.

•	In the event of the death of an optionee while in service to the Company or a related entity of the Company, each outstanding option held by the optionee (to the extent then vested and not exercised) shall be exercisable until the earlier of (a) the expiration of one year following such death unless an earlier date is provided for in the option agreement or certificate with respect to the option, and (b) the expiry of the option period, but only by the persons to whom the optionee’s rights under the option shall pass by the optionee’s will or by the laws of descent and distribution.

•	If the expiry date of any option would otherwise occur during or within 10 business days following the end of a period in which the trading of the Common Shares is restricted by the policies of the Company (a “Blackout Period”), then the expiry date of such option shall be extended to the date which is the 10th business day following the expiration of the Blackout Period.

•	The Committee may, in its discretion but subject to any necessary regulatory approvals, provide for the extension of the exercisability of a stock option, accelerate the vesting or exercisability of any option, eliminate or make less restrictive any restrictions contained in an option, waive any restriction or other provision of the Option Plan or an option or otherwise amend or modify an option in any manner that is either (a) not adverse to the optionee or (b) consented to by such optionee.

•	If there is a takeover bid or tender offer made for all or any of the issued and outstanding Common Shares (a “Bid”), then the Committee may, by resolution, permit all outstanding options to become immediately exercisable in order to permit the Common Shares issuable under such options to be tendered to such Bid. If the Bid is not completed within the time specified therein or all of the Common Shares tendered by the Optionee pursuant to the Bid are not taken up or paid for by the offeror in respect thereof, the Common Shares received pursuant to such exercise, including any Common Shares that are not taken up and paid for pursuant to the Bid, may be returned by the Optionee to the Company, and the Option shall be reinstated as if it had not been exercised.

•	In lieu of exercising an option, the Committee may permit an optionee to elect to receive, without payment by the optionee of any additional consideration, Common Shares equal to the value of the option (or the portion thereof being exercised) by surrender of the option to the Company, together with written notice reflecting such “cashless” exercise. In such event, the optionee shall receive that number of Common Shares, disregarding fractions, which, when multiplied by the market price on the date of the cashless exercise, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the market price on the date of the cashless exercise and the option exercise price. For the purpose of cashless exercises of options, the market price of one Common Share as of a particular cashless exercise date is the volume weighted average trading price of one Common Share on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding such date.

13

•	The Board may in its absolute discretion amend the Option Plan without shareholder approval at any time, provided that no such amendment will adversely affect any outstanding options granted thereunder without the optionee’s consent. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Option Plan without shareholder approval:

(a)	any amendment pertaining to the vesting provisions of each option;

(b)	any amendment to the terms of the Option Plan relating to the effect of termination, cessation of employment, disability or death of an Optionee on the right to exercise options;

(c)	any amendment as may be necessary or desirable to bring the Option Plan into compliance with securities, corporate or tax laws and the rules and policies of any stock exchange upon which the Common Shares are from time to time listed;

(d)	any amendment of a “housekeeping” nature including, but not limited to, amendments of a clerical, grammatical or typographical nature;

(e)	any amendment with respect to the administration of the Option Plan;

(f)	any amendment to correct any defect, supply any information or reconcile any inconsistency in the Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Option Plan;

(g)	any amendment to the termination provisions of the Option Plan or any option, other than an amendment extending the expiry date of such option beyond its original expiry date;

(h)	any amendment to the class of eligible persons that may participate under the Option Plan; and

(i)	any other amendments, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the rules, regulations and policies of any stock exchange on which the Company’s shares are listed and of all securities commissions or similar securities regulatory authorities having jurisdiction over the Company.

Any amendment to the Option Plan is also subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company and, where required for such approvals, the approval of the shareholders of the Company.

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares issuable pursuant to the exercise of options granted under the Option Plan.

The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Option Plan) be re-approved by an issuer’s shareholders every three years after the date of initial shareholder approval of the compensation arrangement.

As at the date hereof, the total number of Common Shares issuable under outstanding options granted under the Stock Option Plan is 10,735,000, representing 9.0% of the issued and outstanding Common Shares of the Company.

14

Compensation Governance

The Company has established a Compensation Committee that is currently comprised of three members (Graham C. Thody, George W. Sanders and Ross O. Glanville), all of whom are independent. Messrs. Thody, Sanders and Glanville have human resource and compensation experience relevant to oversee and advise on the Company’s executive compensation practices. Mr. Glanville presently serves as a member of the compensation committee of Clifton Star Resources Ltd., a TSX Venture Exchange listed mineral exploration company, and has previously served on the compensation committees of two other publicly-traded companies. During fiscal 2014, Mr. Craig was a member of the Compensation Committee and was considered independent then. Upon Mr. Craig’s appointment as Interim President on February 26, 2015, and to ensure the Compensation Committee is comprised of solely independent members, the Board of Directors appointed Mr. Thody to the Compensation Committee to replace Mr. Craig. Mr. Thody serves as a member of the compensation committee of both Goldsource Mines Inc. and UEX Corporation.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. The Compensation Committee’s responsibilities, powers and operation are described in Appendix A – “Corporate Governance Disclosure”.

Since the beginning of the Company’s financial year ended December 31, 2014, neither the Board of Directors nor the Compensation Committee has retained any consultant or advisor to assist the Board of Directors or the Compensation Committee in determining compensation for any of the Company’s directors and executive officers.

15

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company’s financial years ended December 31, 2014, 2013 and 2012.

						Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary(1) ($)		Share-based awards ($)	Option-based awards(2) ($)	Annual incentive plans(3)		Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
J. Scott Drever Chief Executive Officer	2014	325,000		Nil	219,357	100,000		Nil	Nil	(4)	644,357
	2013	325,000		Nil	282,666	200,000		Nil	Nil	(4)	807,666
	2012	275,000		Nil	397,218	200,000		Nil	Nil	(4)	872,218
Barney Magnusson Chief Financial Officer	2014	285,000		Nil	219,357	100,000		Nil	Nil	(4)	604,357
	2013	285,000		Nil	282,666	175,000		Nil	Nil	(4)	742,666
	2012	240,000		Nil	397,218	175,000		Nil	Nil	(4)	812,218
N. Eric Fier President and Chief Operating Officer	2014	325,000		Nil	219,357	250,000		Nil	Nil	(4)	794,357
	2013	325,000		Nil	282,666	220,000		Nil	Nil	(4)	827,666
	2012	275,000		Nil	397,218	200,000		Nil	Nil	(4)	872,218
Brent McFarlane Vice-President, Operations	2014	290,025	(5)	Nil	182,798	269,723	(5)	Nil	Nil	(4)	742,546
	2013	251,071	(5)	Nil	161,523	180,565	(5)	Nil	Nil	(4)	593,160
	2012	195,000	(5)	Nil	158,887	175,000	(5)	Nil	Nil	(4)	528,887
Marcio Fonseca(6) Vice-President, Corporate Development	2014	260,000		Nil	219,357	100,000		Nil	Nil	(4)	579,357
	2013	238,333		Nil	161,523	150,000		Nil	Nil	(4)	549,857

(1)	Amounts under this column were paid as a consulting fee to the management company controlled by each Named Executive Officer, respectively. See below for further details. Such amount represents all of the consulting fees paid to the management company which can be attributed to the applicable Named Executive Officer’s services as an executive officer of the Company. Amounts are prior to applicable taxes.
(2)	The grant date fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: risk free interest rate of 1.39% (2014), 1.77% (2013) and 1.26% (2012); expected share price volatility of 54.47% (2014), 56.60% (2013) and 80.39% (2012); expected option life of 5 years (2014), 5 years (2013) and 5 years (2012); expected forfeiture rate of 1.0% (2014), 1.2% (2013) and 1.0% (2012); and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.
(3)	Amounts under this column were paid as a performance bonus to the management company controlled by each Named Executive Officer, respectively. Amounts are prior to applicable taxes.
(4)	The aggregate amount of perquisites and other personal benefits, securities or property paid to each Named Executive Officer or to his respective management company did not exceed the lesser of $50,000 and 10% of each Named Executive Officer’s total consulting fee for the financial year.
(5)	Amount was paid and earned in United States dollars and converted into Canadian dollars for the purposes hereof at the exchange rate of U.S.$1.00 = $1.1601 (2014), U.S.$1.00 = $1.0318 (2013) and U.S.$1.00 = $1.00 (2012).
(6)	Mr. Fonseca joined the Company as Vice-President, Corporate Development on January 31, 2013.

16

The Company has a management consulting agreement effective September 15, 2011, with each of Nemesis Enterprises Ltd. (“Nemesis”), a company wholly-owned by J. Scott Drever, Adapa Management Ltd. (“Adapa”), a company wholly-owned by Barney Magnusson, and Maverick (Mining) Consultants Inc. (“Maverick”), a company wholly-owned by N. Eric Fier, whereby the Company retained each of Nemesis, Adapa and Maverick to provide executive, managerial and consulting services to the Company and, in particular, to provide the respective services of Messrs. Drever, Magnusson and Fier as executive officers of the Company in their appointed positions. In consideration for the services of Nemesis, Adapa and Maverick, the Company agreed to pay each party consulting fees plus applicable taxes, payable in equal monthly instalments, at amounts the Board in its discretion may determine from time to time. The Compensation Committee approved an annual base rate effective as of January 1, 2012 payable to each of Nemesis and Maverick of $275,000 and to Adapa of $240,000. The Compensation Committee subsequently approved an increase effective January 1, 2013, of the annual base rate payable to each of Nemesis and Maverick to $325,000 and to Adapa to $285,000.

The Company also has a management consulting agreement effective January 25, 2011, with Huichoro US LLC (“Huichoro”), a company wholly-owned by Brent McFarlane and his spouse, whereby the Company retained Huichoro to provide the services of Mr. McFarlane to serve as Vice-President, Operations of the Company. In consideration for the services of Huichoro, the Company agreed to pay Huichoro consulting fees in equal monthly instalments, subject to increases as the Board in its discretion may determine from time to time. The Compensation Committee approved the annual base rate payable to Huichoro of U.S.$195,000 effective as of January 1, 2012, and then approved increases of the annual base rate to U.S.$230,000 effective as of January 1, 2013, and to U.S.$250,000 effective as of May 1, 2013.

In addition, the Company has a management consulting agreement effective January 31, 2013 with Margeo Consulting Inc. (“Margeo”), a company wholly-owned by Marcio Fonseca, whereby the Company retained Margeo to provide the services of Mr. Fonseca to serve as Vice-President, Corporate Development of the Company commencing effective March 1, 2013. In consideration for the services of Margeo, the Company agreed to pay Margeo consulting fees at the base rate of $260,000 per year payable in equal monthly instalments, and subject to increases as the President of the Company or the Board in their respective discretion may determine from time to time.

Each of the management consulting agreements of Nemesis, Maverick, Adapa and Margeo are automatically renewable for consecutive one-year terms, and the management consulting agreement of Huichoro is renewable upon mutual agreement. Each of the management consulting agreements entitles the consultant to terminate its respective agreement by giving three months’ written notice to the Company, and the Company to terminate each management consulting agreement with immediate effect upon notice to the consultant, provided that, if such termination was for any reason other than material breach of the consultant’s obligations thereunder, the Company shall pay to the consultant a termination payment equal to 1.5 times of both the then applicable base rate per annum payable to the consultant and any bonus paid or payable to the consultant by the Company in respect of the Company’s most recently completed financial year (or, in the case of Mr. Fonseca, one times both the then applicable base rate per annum payable to the consultant and any bonus paid or payable to the consultant by the Company in respect of the Company’s most recently completed financial year).

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Each of the mentioned management consulting agreements contain change of control and non-competition provisions. For further details, see “Termination and Change of Control Benefits”.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of the financial year ended December 31, 2014 with respect to the Named Executive Officers.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
J. Scott Drever	175,000	(2)	1.05	Sep. 10, 2015	64,750	N/A	N/A	N/A
	250,000	(2)	1.65	Aug. 2, 2016	Nil
	250,000	(2)	2.60	Dec. 5, 2017	Nil
	350,000	(3)	1.68	Dec. 13, 2018	Nil
	300,000	(4)	1.55	Dec. 10, 2019	Nil
Barney Magnusson	175,000	(2)	1.05	Sep. 10, 2015	64,750	N/A	N/A	N/A
	250,000	(2)	1.65	Aug. 2, 2016	Nil
	250,000	(2)	2.60	Dec. 5, 2017	Nil
	350,000	(3)	1.68	Dec. 13, 2018	Nil
	300,000	(4)	1.55	Dec. 10, 2019	Nil
N. Eric Fier	175,000	(2)	1.05	Sept. 10, 2015	64,750	N/A	N/A	N/A
	250,000	(2)	1.65	Aug. 2, 2016	Nil
	250,000	(2)	2.60	Dec. 5, 2017	Nil
	350,000	(3)	1.68	Dec. 13, 2018	Nil
	300,000	(4)	1.55	Dec. 10, 2019	Nil
Brent McFarlane	150,000	(2)	1.94	Feb. 15, 2016	Nil	N/A	N/A	N/A
	100,000	(2)	1.65	Aug. 2, 2016	Nil
	100,000	(2)	2.60	Dec. 5, 2017	Nil
	200,000	(3)	1.68	Dec. 13, 2018	Nil
	250,000	(4)	1.55	Dec. 10, 2019	Nil
Marcio Fonseca	350,000	(2)	2.60	Jan. 31, 2018	Nil	N/A	N/A	N/A
	200,000	(3)	1.68	Dec. 13, 2018	Nil
	300,000	(4)	1.55	Dec. 10, 2019	Nil

(1)	Represents the difference between the market value of the Common Shares underlying the options on December 31, 2014 (based on $1.42 closing price of the Common Shares on the TSX on that date).
(2)	As at December 31, 2014, these stock options were fully vested.
(3)	As at December 31, 2014, 75% of these stock options had vested, and an additional 25% vest on June 13, 2015.
(4)	As at December 31, 2014, 25% of these stock options had vested, and an additional 25% vest on each of June 10, 2015, December 10, 2015, and June 10, 2016.

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Incentive plan awards – value vested or earned during the year

The following table sets forth the value of option-based awards and share-based awards which vested during the financial year ended December 31, 2014, and the value of non-equity incentive plan compensation (i.e. performance bonuses) earned during the financial year ended December 31, 2014 with respect to the Named Executive Officers.

Named Executive Officer	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (U.S.$)
J. Scott Drever	35,000	N/A	100,000
Barney Magnusson	35,000	N/A	100,000
N. Eric Fier	35,000	N/A	250,000
Brent McFarlane	20,000	N/A	269,723	(2)
Marcio Fonseca	20,000	N/A	100,000

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX on the vesting date less the exercise price of the options.
(2)	Amount was paid and earned in United States dollars, and translated into Canadian dollars for the purposes hereof at the rate of U.S.$1.00 = $1.1601.

Pension Plan Benefits

The Company does not have a pension plan or deferred compensation plan.

Termination and Change of Control Benefits

Other than as described below, the Company does not have any contracts, agreements, plans or arrangements that provide for payments to or for the benefit of a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in a Named Executive Officer’s responsibilities.

The Company has entered into a management consulting agreement (collectively, the “Management Agreements”) with each of Nemesis, Adapa, Maverick, Huichoro and Margeo (each, a “Consultant”) pursuant to which J. Scott Drever, Barney Magnusson, N. Eric Fier, Brent McFarlane and Marcio Fonseca provide their respective services as executive officers of the Company. For further details on the Management Agreements, see “Summary Compensation Table” and below.

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The table below summarizes the estimated incremental payments related to termination scenarios under the Management Agreements assuming the events occurred on December 31, 2014. If a change of control of the Company had occurred on December 31, 2014, the total cost to the Company of related payments to the Consultants is estimated at $4,609,497.

Consultant (NEO)	Termination without Cause		Change of Control(1)
Nemesis (J. Scott Drever)	$637,500		$850,000
Adapa (Barney Magnusson)	$577,500		$770,000
Maverick (N. Eric Fier)	$862,500		$1,150,000
Huichoro (Brent McFarlane)	$823,622	(2)	$1,119,497	(2)
Margeo (Marcio Fonseca)	$360,000		$720,000

(1)	Payable in the event of termination within six months of a change of control or resignation within three months of a change of control.
(2)	Amount is payable in United States dollars and has been converted into Canadian dollars for the purposes hereof at the exchange rate of U.S.$1.00 = $1.1601.

Each Management Agreement provides that the Company may terminate the agreement with immediate effect upon delivery of written notice to the Consultant and payment to the Consultant of an amount equal to 1.5 times (one times for Margeo) of both the then applicable base rate per annum payable to the Consultant and any bonus paid or payable to the Consultant in respect of the Company’s most recent financial year.

Each Management Agreement also provides that if there is a change of control of the Company (as defined below) and either (a) within six months after such event, the Company delivers written notice to the Consultant terminating its respective Management Agreement; or (b) within three months after such event, the Consultant delivers written notice to the Company terminating its Management Agreement prior to accepting renewed terms of engagement following a change of control, the Company shall, upon the effective date of termination, pay to the Consultant an amount equal to two times of both the then applicable base rate per annum payable to the Consultant and any bonus paid or payable to the Consultant in respect of the Company’s most recent financial year.

For the purposes of the Management Agreements, “change of control” means an occurrence (a) where less than 51% of the Board of Directors of the Company are composed of continuing directors; or (b) where any person or persons acting jointly or in concert acquires more than 50% of the total voting rights attached to all classes of shares then outstanding in the Company having under all circumstances the right to vote on any resolution concerning the election of directors (a “Takeover”). For the purposes of the Management Agreements, a “continuing director” is a member of the Board of Directors of the Company on the day preceding the date of a Takeover, or a person who becomes a member of the Board of Directors of the Company subsequent to the date of the particular Management Agreement by the approval of at least a majority of the members of the Board of Directors who were members of the Board of Directors on the day preceding the date of a Takeover.

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The Management Agreements also require each Consultant and Named Executive Officer to enter into a separate confidentiality and non-competition agreement with the Company. In particular, each Consultant and Named Executive Officer has agreed that commencing from the term of the Management Agreement and for a period of two years following termination thereof, such person shall not, either individually or with any other person, whether as principal, agent, shareholder, officer, advisor, manager, employee or otherwise, except with the Company’s written consent:

(a)	acquire, lease or otherwise obtain or control any beneficial, direct or indirect interest in mineral rights or other rights or lands in any mineral property in which the Company holds or is negotiating to acquire an interest or within a distance of five kilometres from any point on the outer perimeter of any such property;
(b)	conduct any exploration or production activities or otherwise work on or in respect of any mineral property within a distance of five kilometres from any point on the outer perimeter of such property;
(c)	solicit, divert or hire away, or attempt to solicit, divert, or hire away, any independent contractor or any person employed by any member of the Company and its affiliates or persuade or attempt to persuade any such individual to terminate his or her contract or employment with any member of the Company and its affiliates; or
(d)	impair or seek to impair the reputation of any member of the Company and its affiliates, or impair or seek to impair any relationships that any member of the Company and its affiliates has with its employees, customers, suppliers, agents or other parties with which any member of the Company and its affiliates does business or has contractual relations.

If, despite the prohibition set forth in the preceding paragraphs, a Consultant or Named Executive Officer acquires, leases or otherwise obtains or controls any interest, directly or indirectly, in breach of any of the preceding paragraphs, such person shall notify the Company of such acquisition within the 30 days immediately following the date of such acquisition and the Consultant or Named Executive Officer shall agree, upon demand by the Company, to convey or cause to be conveyed such interest to the Company as soon as practicable thereafter.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) during the financial year ended December 31, 2014. For directors who are Named Executive Officers, see “Compensation of Executive Officers and Directors—Summary Compensation Table”.

Name	Fees earned ($)		Share-based awards ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
Dunham L. Craig	29,566	(1)	N/A	246,193	Nil	N/A	Nil	275,759
Ross O. Glanville	52,000		N/A	109,679	Nil	N/A	Nil	161,679
George W. Sanders	52,000		N/A	109,679	Nil	N/A	Nil	161,679
Graham C. Thody	61,551	(1)	N/A	146,238	Nil	N/A	Nil	207,789

(1)	Dunham L. Craig joined the Board and Graham C. Thody was appointed Chairman of the Board effective June 11, 2014.
(2)	The grant date fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions: risk free interest rate of 1.39%; expected share price volatility of 54.47%; expected option life of 5 years; expected forfeiture rate of 1.0%; and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.

21

The Company has implemented a standard compensation arrangement pursuant to which each non-executive director is paid fees for acting as a director (including as a member of a Board committee). Effective as of January 1, 2014, each non-executive director earns an annual retainer of $30,000 and $1,000 for each meeting attended. In addition, the Chairman of the Board earns an annual fee of $25,000, Chair of the Audit Committee earns an annual fee of $12,000 and each of the Chairs of the Compensation Committee and the Corporate Governance and Nominating Committee earns an annual fee of $6,000.

Outstanding share-based awards and option-based awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of the financial year ended December 31, 2014 with respect to the directors who are not Named Executive Officers.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dunham L. Craig	150,000	(4)	1.95	Jun. 10, 2019	Nil	N/A	N/A	N/A
	150,000	(5)	1.55	Dec. 10, 2019	Nil	N/A	N/A	N/A
Ross O. Glanville	200,000	(2)	1.17	Jun. 17, 2016	50,000	N/A	N/A	N/A
	100,000	(2)	1.65	Aug. 2, 2016	Nil	N/A	N/A	N/A
	100,000	(2)	2.60	Dec. 5, 2017	Nil	N/A	N/A	N/A
	200,000	(3)	1.68	Dec. 13, 2018	Nil	N/A	N/A	N/A
	150,000	(5)	1.55	Dec. 10, 2019	Nil	N/A	N/A	N/A
George W. Sanders	150,000	(2)	1.05	Sept. 10, 2015	55,500	N/A	N/A	N/A
	100,000	(2)	1.65	Aug. 2, 2016	Nil	N/A	N/A	N/A
	100,000	(2)	2.60	Dec. 5, 2017	Nil	N/A	N/A	N/A
	200,000	(3)	1.68	Dec. 13, 2018	Nil	N/A	N/A	N/A
	150,000	(5)	1.55	Dec. 10, 2019	Nil	N/A	N/A	N/A
Graham C. Thody	150,000	(2)	1.05	Sep. 10, 2015	55,500	N/A	N/A	N/A
	100,000	(2)	1.65	Aug. 2, 2016	Nil	N/A	N/A	N/A
	100,000	(2)	2.60	Dec. 5, 2017	Nil	N/A	N/A	N/A
	200,000	(3)	1.68	Dec. 13, 2018	Nil	N/A	N/A	N/A
	200,000	(5)	1.55	Dec. 10, 2019	Nil	N/A	N/A	N/A

(1)	Represents the difference between the market value of the Common Shares underlying the options on December 31, 2014 (based on $1.42 closing price of the Common Shares on the TSX on that date).
(2)	As at December 31, 2014, these stock options were fully vested.
(3)	As at December 31, 2014, 75% of these stock options had vested and an additional 25% vest on June 13, 2015.
(4)	As at December 31, 2014, 50% of these stock options had vested and an additional 25% vest on each of June 10, 2015, and December 10, 2015.
(5)	As at December 31, 2014, 25% of these stock options had vested and an additional 25% vest on each of June 10, 2015, December 10, 2015, and June 10, 2016.

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Incentive plan awards – value vested or earned during the year

The following table sets forth the value of option-based awards and share-based awards which vested during the financial year ended December 31, 2014, and the value of non-equity incentive plan compensation earned during the financial year ended December 31, 2014, with respect to the directors who are not Named Executive Officers.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dunham L. Craig	Nil	N/A	Nil
Ross O. Glanville	20,000	N/A	Nil
George W. Sanders	20,000	N/A	Nil
Graham C. Thody	20,000	N/A	Nil

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX on the vesting date less the exercise price of the options.

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SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company’s equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2014.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (1)	10,745,000	$1.75	1,130,320	(2)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	10,745,000		1,130,320

(1)	The Option Plan is the only equity compensation plan in this category. For material features of the Option Plan, see “Compensation of Executive Officers and Directors – Option-based Awards”.
(2)	Based on a total of 11,875,320 Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Option Plan, representing 10% of the issued and outstanding Common Shares as at December 31, 2014.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2014, or in any proposed transaction which has materially affected or would materially affect the Company.

24

MANAGEMENT CONTRACTS

The management companies of each of J. Scott Drever, Barney Magnusson, N. Eric Fier, Brent McFarlane and Marcio Fonseca provide managerial and consulting services to the Company pursuant to the Management Agreements, as described under “Summary Compensation Table” and “Termination and Change of Control Benefits” under “Compensation of Executive Officers and Directors”. Other than as disclosed herein, no management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial Information

Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended December 31, 2014, which are available on SEDAR and may also be obtained by sending a written request to the Chief Executive Officer of the Company at the Company’s head office located at Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1.

Audit Committee Disclosure

Pursuant to the Canadian Securities Administrators’ National Instrument 52-110 – Audit Committees, disclosure relating to the Company’s Audit Committee and Audit Committee Charter is contained in Item 10 and Appendix A, respectively, of the Company’s Annual Information Form dated March 31, 2015 for the financial year ended December 31, 2014 and filed on SEDAR on March 31, 2015.

DATED as of the 28th day of April, 2015.

BY ORDER OF THE BOARD

“J. Scott Drever”

J. SCOTT DREVER
Chief Executive Officer

25

APPENDIX A

SILVERCREST MINES INC.

(the “Company”)

CORPORATE GOVERNANCE DISCLOSURE

Disclosure Requirements	Comments
Board of Directors
Disclose the identity of directors who are independent	The existing and proposed directors who are independent are: • Ross O. Glanville • George W. Sanders • Graham C. Thody
Disclose the identity of directors who are not independent, and describe the basis for that determination

The existing and proposed directors who are not independent are:

• J. Scott Drever – Chief Executive Officer of the Company

• Dunham L. Craig – Interim President of the Company

In order for the Company to have a majority of independent directors, N. Eric Fier and Barney Magnusson (current non-independent directors of the Company who are executive officers of the Company) will not be seeking re-election at the Meeting.

Disclose whether or not a majority of the directors are independent. If the majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

During fiscal 2014, the Board was composed of seven directors, four of whom were independent and, therefore, a majority of the directors were independent.

In February 2015, Dunham L. Craig was appointed Interim President of the Company and, since then, the Board has not been composed of a majority of directors who are independent.

The Board facilitates its exercise of independent judgement in carrying out its responsibilities by having its standing Board committees being wholly comprised of independent directors.

At the Meeting, shareholders will be asked to elect five directors. If management’s director nominees are all elected at the Meeting, the Board will be composed of five directors, the majority of whom will be independent.

A-1

Disclosure Requirements	Comments
If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer

J. Scott Drever     –    Goldsource Mines Inc.

Ross O. Glanville –    Clifton Star Resources Ltd.
                                    Archon Minerals Limited
                                    Avino Silver & Gold Mines Ltd.
                                    Baja Mining Corporation

Graham C. Thody –   Geologix Explorations Inc.
                                    Goldsource Mines Inc.
                                    UEX Corporation

George W. Sanders – Bitterroot Resources Ltd.
                                    Goldcliff Resource Corporation

Dunham L. Craig –     Geologix Explorations Inc.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors	The independent directors meet at least twice a year and as many times as may be necessary without any non-independent director or member of management in attendance. Since January 1, 2014, there have been five (5) meetings of the independent directors without any non-independent director or member of management in attendance.
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors

Graham C. Thody is the Chairman of the Board and is an independent director.

The role and responsibilities of the Chairman include ensuring that specific responsibilities and functions that are the responsibility and function of outside directors are effectively carried out and the results reported to the Board as appropriate, and monitoring, facilitating and promoting the efficient organization and conduct of the Board function and the independence of the Board in the discharge of its responsibilities.

A-2

Disclosure Requirements	Comments
The Board meets a minimum of four times per year, usually every quarter and following the annual general meeting of the Company’s shareholders. Each committee of the Board generally meets once a year or more frequently as deemed necessary by the applicable committee. From January 1, 2014 to the date of this Information Circular, there were a total of six Board meetings, the Audit Committee held ten meetings, the Corporate Governance and Nominating Committee held three meetings and the Compensation Committee held three meetings. The following table provides details regarding attendance of each director at the Board and committee meetings since January 1, 2014 to the date of this Information Circular.
		Board of directors	Audit Committee	Corporate Governance & Nominating Committee	Compensation Committee
	Dunham L. Craig (1)	4 of 4	-	2 of 2	3 of 3
	J. Scott Drever	6 of 6	-	-	-
	N. Eric Fier	5 of 6	-	-	-
	Ross O. Glanville	6 of 6	10 of 10	3 of 3	3 of 3
	Barney Magnusson	6 of 6	-	-	-
	Graham C. Thody	6 of 6	10 of 10	1 of 1	-
	George W. Sanders	6 of 6	10 of 10	3 of 3	2 of 3

(1) Dunham L. Craig was appointed a director of the Company on June 11, 2014.

Board Mandate
Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities

A copy of the Board’s Mandate can be viewed on the Company’s website at www.silvercrestmines.com and is incorporated by reference herein. The following is a summary of the Board’s Mandate.

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

  • the strategic planning process of the Company;

  • identification and management of the principal risks associates with the business of the Company;

  • planning for succession of management;

  • the Company's policies regarding communications with its shareholders and others; and

  • the integrity of the internal controls and management information systems of the Company.

Certain of the above matters are also dealt with or covered by the Company’s existing formal committees, being the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee. In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. J. Scott Drever (CEO) is a member of the Board (and N. Eric Fier will be a member of the Board until the Meeting), which has given the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

A-3

Disclosure Requirements	Comments
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position

The Board has developed a written position description for the Chairman.

The Board has not developed written position descriptions for the chair of each Board Committee. The chairs of the Audit Committee, the Corporate Governance and Nominating Committee, and the Compensation Committee are in charge of their respective committees and ensuring their designated responsibilities are effectively discharged. The committee chairs are required to comply with the requirements of the policies governing the various committees. The chairs act as the liaison with the Chairman of the Board and are responsible for reporting to the Board on matters under their purview.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board sets out the CEO’s role and responsibilities	The Board has not yet developed a written position description for the CEO. The role and responsibilities of the CEO include having the executive responsibility for the day-to-day operations and affairs of the Company, acting as principal spokesman for the Company, bringing matters identified by the Board Mandate forward for Board approval, leading the Company in carrying out specific financial and business objectives for the Company as may be set by the Board, and keeping the Board informed of the Company’s performance and events affecting the Company’s business, including opportunities in the marketplace and adverse or positive developments.
Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i)   the role of the board, its committees and its directors; and

(ii) the nature and operation of the issuer’s business

The Company has not adopted a formal orientation and education program for new directors, and all relevant information is communicated to new directors informally. The directors consider that the adoption of formal orientation and education programs for new directors is not presently warranted; however, the Board will re-assess such needs on an ongoing basis as the Company continues to grow. Orientation and education of new Board members is conducted by meetings between any new Board member and the Chairman and other long-standing Board members to assist any new director in learning about the Company’s key assets and about the business in which the Company is involved. In addition, new directors are encouraged to visit and meet with management on a regular basis.
Briefly discuss what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors	Given the size of the Company, there is no formal continuing education program in place. The Company relies on the in-depth public company and professional experience of the members of the Board for their skills and knowledge necessary to meet their obligations as directors. Board members are entitled to attend, and do attend, seminars they determine necessary to keep themselves up-to-date with current issues relevant to their service as directors of the Company. Directors also visit, from time to time, the Company`s Santa Elena Mine. During fiscal 2014, the directors each visited the Santa Elena Mine.

A-4

Disclosure Requirements	Comments
Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)       disclose how a person or company may obtain a copy of the code;

(ii)     describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)    provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written Code of Conduct for its directors, officers and employees. The Code is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.silvercrestmines.com or may be obtained by requesting a copy from the Chief Executive Officer at the Company’s head office. The Board annually reviews the Code and any compliance issues under the Code are reviewed as they arise.
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest	Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement, which may include convening a Special Committee of independent directors. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

A-5

Disclosure Requirements	Comments
Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination	The Corporate Governance and Nominating Committee is tasked with the responsibility of, among other things, selecting (or recommending that the Board select) the director nominees for the next annual meeting of shareholders. In carrying out such responsibilities, the Corporate Governance and Nominating Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has authority to approve the search firm’s fees and other retention terms.
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process	The Corporate Governance and Nominating Committee is currently comprised of three directors, all of whom are independent.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee

The Corporate Governance and Nominating Committee is tasked with the following responsibilities:

(a)   identifying and recommending qualified individuals for nomination to the Board of Directors;

(b)  developing qualification criteria for Board members for recommendation to the Board in accordance with the Company’s corporate governance guidelines;

(c)   in conjunction with the Chairman (or, if the Chairman is not an independent director, the lead director), assigning Board members to the various committees of the Board; and

(d)  reviewing annually or more often if appropriate: (i) committee members’ qualifications and requirements; (ii) committee structure (including authority to delegate); and (iii) committee performance (including reporting to the Board).

A-6

Disclosure Requirements	Comments
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits for directors serving on the Board. The Company and Board have considered term limits and believes that:

•   longer tenure does not impair a director’s ability to act independently of management;

•   the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members; and

•   regular evaluation of Board skills and experience, rather than arbitrary term limits, will result in better Board performance.

The Board of Directors will periodically consider whether term limits or other mechanisms of renewal for the Board of Directors should be adopted and will implement changes when if deemed necessary.

Compensation
Describe the process by which the board determines compensation for the issuer’s directors and officers

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board. The Compensation Committee reviews annually and makes recommendations to the Board in respect of the compensation paid by the Company to its directors and executive officers. The compensation to executive officers is composed primarily of three elements: namely, base salary or consulting fees, performance bonus, and the grant of incentive stock options. The committee’s compensation policy objectives are (i) to attract and retain qualified executive officers, (ii) to align executives’ interests with those of the shareholders; and (iii) to reward demonstration of leadership and performance. The committee is responsible for reviewing and considering corporate goals and objectives relevant to compensation for all executive officers, evaluating their performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the level of compensation for the executive officers based on this evaluation.

With the approval of the Compensation Committee, the Board has from time to time engaged outside advisors at the expense of the Company to assist with the evaluation of compensation of directors and officers. The Compensation Committee also reviews, and recommends to the Board for its approval any severance or similar termination payments proposed to be made to any current or former executive officer. Any compensation paid to a director or executive officer must be approved by the Compensation Committee and by a majority of the independent members of the Board.

A-7

Disclosure Requirements	Comments
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation	During fiscal 2014 and as at the date hereof, the Compensation Committee is comprised of three directors, all of whom are independent.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee

See above. The Compensation Committee is also tasked with, among other things, the following responsibilities:

(a)  monitoring and making recommendations to the Board in respect of total compensation paid by the Company to its executive officers and non-executive directors; and

(b)  reviewing the adequacy and form of compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved in being a director.

Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has no other committees other than the Audit Committee, the Corporate Governance and Nominating Committee, and the Compensation Committee. In addition to the above-mentioned responsibilities, the Corporate Governance and Nominating Committee is also tasked with:

(a)   developing and recommending to the Board corporate governance principles applicable to the Company;

(b)   monitoring the Company’s overall approach to corporate governance issues and administering a corporate governance system which is effective in the discharge of the Company’s obligations to its shareholders;

(c)   in conjunction with the independent chairman, overseeing the evaluation of the Board and of the Company and making recommendations to the Board as appropriate;

(d)   reviewing the Company’s Code of Conduct and recommending any changes to the Board; and

(e)  reviewing and reassessing at least annually the adequacy of the Company’s corporate governance guidelines and the Corporate Governance Committee’s Charter and recommending any proposed changes to the Board for approval. The Corporate Governance and Nominating Committee must also annually review its own performance.

The Corporate Governance and Nominating Committee shall have the authority to conduct any investigation appropriate to fulfilling its responsibilities. It shall have the ability to retain, at the Company’s expense, such compensation consultants or legal assistance it deems necessary in the performance of its duties.

A-8

Disclosure Requirements	Comments
Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively	The Corporate Governance and Nominating Committee and the Board as a whole both assess the effectiveness of the Board, its committees and individual directors. The Board of Directors has adopted an annual formal assessment process with respect to performance of the Board, its committees and its individual directors. The Board as a whole considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to discharge its responsibilities and individuals with specific skill sets are identified.
Gender Diversity
Policies Regarding the Representation of Women on the Board
(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.
(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
(i) a short summary of its objectives and key provisions,
(ii) the measures taken to ensure that the policy has been effectively implemented,
(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and
(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

SilverCrest management and staff are broadly diversified and as such SilverCrest values all races, religions, cultures and genders within our team, as well as the unique ideas, talents, and experiences that each individual brings to the organization.

The Company has not adopted a written policy nor set targets that would bias our corporate culture in favor of the identification and nomination of women to the Board or appointment of women in executive officer positions. It believes that a written policy to set quotas or targets is not the most appropriate manner in which to achieve regulated disclosure of  diversity objectives.

Directors, executives and senior  management are recruited based upon their range of skills, experience and potential contributions to the direction and operation of the Company.

There are currently no women on the Board or in executive officer positions. Should a gender diversity policy be deemed appropriate in future, the Company will determine at that time, whether setting specific targets and objectives to achieve diversity is appropriate.

Consideration of the Representation of Women in the Director Identification and Selection Process Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.	The Company does not support the adoption of quotas and targets and, therefore, does not generally consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. Directors will be recruited and promoted based upon their qualifications, abilities and contributions.

A-9

Disclosure Requirements	Comments
Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.	The Company does not consider the level of representation of women in executive officer positions when making executive officer appointments. Executive officers will be recruited and promoted based upon their qualifications, abilities and contributions.
Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a) For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.
(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.
(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.
(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:
(i) the target, and
(ii) the annual and cumulative progress of the issuer in achieving the target.

The Company has not adopted a target regarding women on its Board or women in executive officer positions of the Company. In addition, the Company has not adopted specific dates to achieve the above goals as the Board and management will consider director and executive officer candidates if, as and when the need arises based upon candidate qualifications, abilities and potential contributions irrespective of gender.

Number of Women on the Board and in Executive Officer Positions
(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.
(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	There are currently no women on the Board or in executive officer positions.

A-10